Exhibit 14.1

XMAX INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Originally Adopted by the Board of Directors on June 4, 2013; As Amended and Restated by the Board of Directors on April 30, 2026)

Introduction and Scope

This Code of Business Conduct and Ethics (this “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all persons that are subject to this Code.

Covered Persons. This Code applies to all directors, officers and employees of XMAX Inc. (the “Company”), including specifically the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and any person performing similar functions (each, a “Senior Financial Officer”), all other executive officers, and all members of the Board of Directors (the “Board”). This Code should also be provided to and followed by the Company’s agents, representatives and consultants when they are acting on the Company’s behalf (all persons subject to this Code are referred to collectively as “Covered Persons”).

All Covered Persons must conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behavior. If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or service. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 13 and 16 of this Code.

1. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built. All Covered Persons must respect and obey applicable laws, rules and regulations of the cities, states and countries in which the Company operates, including, without limitation, applicable anti-corruption laws (such as the U.S. Foreign Corrupt Practices Act), antitrust and competition laws, securities laws, employment laws, environmental laws and regulations, and all other applicable governmental laws, rules and regulations. Although not all Covered Persons are expected to know the details of every applicable law, it is important to know enough about them to determine when to seek advice from supervisors, managers, the Company’s legal counsel or other appropriate personnel.

In particular, each Covered Person must comply with applicable securities laws and regulations, including prohibitions on insider trading as set forth in the Company’s Insider Trading Policy.

CODE OF BUSINESS CONDUCT AND ETHICS

2. Conflicts of Interest

A “conflict of interest” exists when a person’s private interests (or the interests of a member of his or her family) interfere, or appear to interfere, in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.

Conflicts of interest may also arise when a Covered Person, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of, Covered Persons or their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to simultaneously work for, or hold an ownership interest in a competitor, customer or supplier. Outside employment, board memberships, consulting arrangements or similar activities with a competitor, customer or supplier are prohibited absent prior written approval of the Company. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Company policy, except as may be approved in accordance with this Code. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult with the procedures described in Section 16 of this Code.

Disclosure and Approval. Any Covered Person who becomes aware of a conflict or potential conflict of interest must promptly disclose it to his or her supervisor or to the Chief Executive Officer. Conflicts of interest involving directors or executive officers (including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller) must be disclosed to, and resolved by, the Audit Committee of the Board of Directors (the “Audit Committee”) or the full Board of Directors. Related person transactions are subject to the review and approval policies established by the Audit Committee or the Board in accordance with applicable SEC rules and Nasdaq Listing Rules.

CODE OF BUSINESS CONDUCT AND ETHICS

3. Insider Trading

Covered Persons who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. The Company has a separate Insider Trading Policy which every Covered Person must read, understand and certify to having read and understood.

4. Corporate Opportunities

All Covered Persons owe a duty to the Company to advance its interests when the opportunity arises. Covered Persons are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company property, information or position without the prior consent of the Board of Directors. No Covered Person may use Company property, information or position for improper personal gain (including gain of friends or family members), and no Covered Person may compete with the Company, directly or indirectly.

5. Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Covered Person should respect the rights of, and deal fairly with, the Company’s customers, suppliers, competitors and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Covered Person, family member of a Covered Person, or agent, unless it: (a) is not in cash; (b) is consistent with customary business practices; (c) is not excessive in value; (d) cannot be construed as a bribe or payoff; and (e) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

CODE OF BUSINESS CONDUCT AND ETHICS

6. SEC Reporting, Disclosure Controls and Public Communications

The Company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”), including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules. Each Covered Person who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each Covered Person must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

Each Covered Person who is involved in the Company’s disclosure process must:

(a)	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)	take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Additional Standards for Senior Financial Officers. This Code constitutes the “code of ethics” for the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and any person performing similar functions (collectively, “Senior Financial Officers”), as contemplated by Section 406 of the Sarbanes-Oxley Act of 2002 and Regulation S-K Item 406. In addition to complying with all provisions of this Code, each Senior Financial Officer must:

(i)	act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii)	promote full, fair, accurate, timely and understandable disclosure in the Company’s SEC filings and other public communications;

(iii)	comply with applicable governmental laws, rules and regulations;

(iv)	promptly report any violation of this Code to the Audit Committee; and

(v)	be accountable for adherence to this Code.

7. Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

CODE OF BUSINESS CONDUCT AND ETHICS

8. Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of alcohol and/or illegal drugs in the workplace will not be tolerated.

9. Accurate Books, Records and Accounts

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported. Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Company’s controller or chief financial officer.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform to both applicable legal requirements and to the Company’s systems of accounting and internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation or a governmental investigation, please consult your supervisor or the Company’s legal counsel before destroying any records.

All e-mail and electronic communications generated or stored on Company systems are the property of the Company. Covered Persons should not expect that e-mail or electronic communications on Company systems are private.

10. Confidentiality

Covered Persons must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Company or required by applicable laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after the Covered Person’s relationship with the Company ends.

CODE OF BUSINESS CONDUCT AND ETHICS

In connection with this obligation, Covered Persons may be required to execute confidentiality agreements confirming their agreement to be bound not to disclose confidential information. If you are uncertain whether particular information is confidential or non-public, please consult your supervisor or the Company’s legal counsel.

Nothing in this Code is intended to restrict a Covered Person’s rights under applicable whistleblower protection laws to communicate with, or provide information to, any governmental authority.

11. Protection and Proper Use of Company Assets

All Covered Persons should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted in accordance with applicable Company policies.

The obligation of Covered Persons to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

12. Anti-Corruption and Payments to Government Personnel

The Company is committed to complying with all applicable anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and similar laws in other jurisdictions. These laws generally prohibit giving anything of value, directly or indirectly, to officials of foreign governments, foreign political candidates, or public international organizations in order to obtain or retain business or secure any improper advantage.

It is strictly prohibited to make illegal payments to government officials of any country or to cause, encourage or allow any such payments to be made by third parties on our behalf. In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy, but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

Covered Persons must exercise appropriate due diligence with respect to agents, consultants and other third-party intermediaries retained by the Company to ensure that they do not make improper payments on the Company’s behalf.

CODE OF BUSINESS CONDUCT AND ETHICS

13. Reporting Mechanisms; Anonymous and Confidential Reporting

The Company encourages all Covered Persons to talk to supervisors, managers, or other Company officials about observed or suspected illegal or unethical behavior, and when in doubt about the best course of action in a particular situation.

Anonymous and Confidential Reporting. The Company provides mechanisms for Covered Persons to report concerns on a confidential and, where permitted by applicable law, anonymous basis. Any Covered Person may submit a good-faith concern regarding questionable accounting, auditing or internal control matters to the Audit Committee without fear of dismissal or retaliation of any kind. Reports relating to accounting, auditing or internal control matters will be directed to the Audit Committee for handling in accordance with procedures established by the Audit Committee for the receipt, retention and treatment of such complaints.

Reports of violations or concerns may be made through the following channels:

●	direct communication with a supervisor, manager or the Company’s General Counsel;

●	communication with any member of the Audit Committee; or

●	any confidential reporting mechanism established by the Company from time to time (including any ethics hotline or web-based reporting portal).

All reports will be treated as confidentially as practicable, consistent with the need to conduct an adequate investigation and to comply with applicable law.

14. Non-Retaliation

It is the Company’s policy to protect any Covered Person who makes a good-faith report of known or suspected violations of this Code, applicable laws or regulations, or Company policies. No Covered Person will be subject to retaliation, including discharge, demotion, suspension, threats, harassment or any form of discrimination, for making such a report in good faith. Any Covered Person who engages in retaliation against another person for making a good-faith report will be subject to disciplinary action, up to and including termination of employment or service.

This non-retaliation policy applies regardless of the reporting channel used and extends to participation in any investigation of a reported concern.

CODE OF BUSINESS CONDUCT AND ETHICS

15. Investigations and Discipline

After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor, or an officer of the Company, as appropriate, must promptly take all appropriate actions necessary to investigate the matter. All Covered Persons are expected to cooperate fully in any internal investigation of misconduct. Failure to cooperate could serve as grounds for disciplinary action.

Upon determination that there has been a violation of this Code, the Company will take such preventative or disciplinary action as it deems appropriate, including, without limitation, counseling, reprimand, suspension with or without pay, demotion or termination of employment or service. The specific disciplinary response will depend on the nature, severity and frequency of the violation, whether the violation resulted in actual harm, whether the violator self-reported, and such other factors as the Company deems relevant. The Company will seek to apply discipline consistently and in a fair manner.

Violations of this Code that also constitute violations of law may be reported to the appropriate law enforcement authorities.

16. Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations, it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that may arise, it is important that we have a way to approach a new question or problem. These are steps to keep in mind:

●	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

●	Ask yourself: what specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

●	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

●	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Keep in mind that it is your supervisor’s responsibility to help solve problems.

●	Escalate if necessary. If your supervisor does not or cannot remedy the situation, or you are uncomfortable bringing the problem to the attention of your supervisor, bring the issue to the attention of the Company’s legal counsel, the human resources department, or an officer of the Company. Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

Always ask first — act later. If you are unsure of what to do in any situation, seek guidance before you act.

CODE OF BUSINESS CONDUCT AND ETHICS

17. Amendment and Waiver Procedures

Amendments. This Code may be amended only by the Board of Directors. Any amendment to this Code that applies to a Senior Financial Officer, executive officer or director (including any amendment that constitutes a “change” within the meaning of Item 5.05 of Form 8-K) will be disclosed in accordance with applicable SEC rules and Nasdaq Listing Rules, including by (a) filing a Current Report on Form 8-K within four (4) business days, (b) posting the amendment on the Company’s website within four (4) business days (such posting to remain accessible for at least twelve (12) months), or (c) any other method permitted by applicable SEC rules. Technical, administrative or other non-substantive amendments to this Code need not be disclosed under Item 5.05 of Form 8-K.

Waivers. A “waiver” means the approval by the Company of a material departure from a provision of this Code. An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of this Code that has been made known to an executive officer of the Company. Any waiver of this Code for directors or executive officers (including Senior Financial Officers) may be approved only by the Board of Directors or a Board committee and must be disclosed to the Company’s shareholders, together with the reasons for the waiver, within four (4) business days of such approval, by one of the following methods:

(c)	filing a Current Report on Form 8-K;

(d)	posting the waiver on the Company’s website in a manner satisfying the requirements of Item 5.05 of Form 8-K (i.e., posting within four (4) business days, with such posting remaining accessible for at least twelve (12) months and the Company retaining the disclosure for at least five (5) years); or

Waivers for other employees may be approved by the Company’s General Counsel or Chief Executive Officer, or their respective designees.

Any waiver must be in writing and signed by the party granting the waiver.

18. Public Availability

This Code will be publicly available on the Company’s website as required by the Nasdaq Listing Rules. A copy of this Code will also be filed as an exhibit to the Company’s Annual Report on Form 10-K, or incorporated therein by reference, in accordance with Regulation S-K. Any person may obtain a copy of this Code, without charge, by submitting a written request to the Company’s Corporate Secretary.

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